UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the second quarter ended June 30, 2003

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

DOREL INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2003

CONTENTS

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Retained Earnings

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Management Discussion and Analysis

Signatures

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at June 30, 2003 (unaudited)	As at June 30, 2002 (unaudited)	As at December 30, 2002 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 19,816	$ 10,763	$ 54,450
Funds held by ceding insurer	12,248	-	11,298
Accounts receivable (Note 3)	149,403	118,824	98,267
Inventories	184,153	158,720	142,157
Prepaid expenses	12,618	11,298	10,465
Future income taxes	11,276	9,332	11,114
	389,514	308,937	327,751

Capital assets	123,182	97,164	95,374

Goodwill	367,059	153,473	155,669

Deferred charges	15,309	12,180	14,111

Intangible assets	5,331	4,124	5,818

Future income taxes	-	1,012	-

Other assets	11,117	6,625	11,400

	$ 911,512	$ 583,515	$ 610,123

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,737	$ 10,329	$ 8,346
Accounts payable and accrued liabilities	188,434	116,092	131,805
Income taxes payable	5,864	8,261	11,721
Current portion of long-term debt	2,810	3,128	2,061
	200,845	137,810	153,933

Long-term debt (Note 5)	272,912	107,304	83,301

Pension obligation	13,515	12,991	13,213

Future income taxes	5,673	2,687	5,670

Other long-term liabilities	6,029	-	-

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)	145,935	138,008	138,446
Retained earnings	248,067	181,871	212,660
Cumulative translation adjustment	18,536	2,844	2,900
	412,538	322,723	354,006

	$ 911,512	$ 583,515	$ 610,123

See accompanying notes

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second quarter ended		Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)

SALES	$ 264,740	$ 239,992	$ 541,626	$ 494,974

EXPENSES
Cost of sales	188,404	184,370	390,869	379,590
Operating	39,972	24,725	74,713	51,472
Amortization	7,039	6,045	14,302	12,024
Research and development costs	2,089	1,585	3,882	2,671
Interest on long-term debt	4,202	2,228	7,313	5,468
Other interest	264	151	260	128
	241,970	219,104	491,339	451,353

Income before income taxes	22,770	20,888	50,287	43,621

Income taxes	6,509	5,992	14,777	12,997

NET INCOME	$ 16,261	$ 14,896	$ 35,510	$ 30,624

EARNINGS PER SHARE: (Note 4)
Basic	$ 0.51	$ 0.50	$ 1.12	$ 1.06
Diluted	$ 0.50	$ 0.49	$ 1.10	$ 1.04

SHARES OUTSTANDING:
Basic – weighted average	31,688,074	29,587,206	31,581,570	28,887,607
Diluted – weighted average	32,422,777	30,343,173	32,317,008	29,481,061

See accompanying notes

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)

BALANCE, BEGINNING OF PERIOD	$ 212,660	$ 153,223

Net income	35,510	30,624

Premium paid on repurchase of shares (Note 6)	(103)	-

Share issue expenses (net of income taxes - $1,064)	-	(1,976)

BALANCE, END OF PERIOD	$ 248,067	$ 181,871

See accompanying notes

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)
CASH PROVIDED BY:

OPERATING ACTIVITES
Net income from continuing operations:	$ 16,261	$ 14,896	$ 35,510	$ 30,624
Adjustments for:
Amortization	7,039	6,045	14,302	12,024
Deferred income taxes	47	343	(22)	1,758
Funds held by ceding insurer	(949)	-	(949)	-
Gain on disposal of capital assets	(333)	(13)	(464)	(27)
	22,065	21,271	48,377	44,379
Changes in non-cash working capital:
Accounts receivable	26,643	30,345	9,032	(23,588)
Inventories	(13,531)	(27,506)	(9,815)	(4,599)
Prepaid expenses	(977)	1,909	(1,364)	1,679
Accounts payable and accrued liabilities	(11,011)	6,749	(2,840)	10,185
Income taxes payable	1,592	3,601	(9,294)	13,335
	2,716	15,098	(14,281)	(2,988)
CASH PROVIDED BY OPERATING ACTIVITIES	24,781	36,369	34,096	41,391

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	6,869	(112,519)	12,174	(117,559)
Repayment of balance of sale	(27,759)	-	(27,759)	-
Issuance of capital stock	2,739	74,454	7,515	74,985
Share issue expenses	-	(1,976)	-	(1,976)
Repurchase of capital stock	-	-	(129)	-
Increase (decrease) in bank indebtedness	(8,096)	581	(7,530)	1,302
	(26,247)	(39,460)	(15,729)	(43,248)
INVESTING ACTIVITIES
Acquisition of subsidiary company	-	-	(247,198)	-
Cash on hand	-	-	7,207	-
	-	-	(239,991)	-
Financed by long-term debt	-	-	173,000	-
Balance of sale and other amounts payable	-	-	29,395	-
	-	-	(37,596)	-
Additions to capital assets – net	(6,847)	(4,852)	(9,846)	(7,588)
Deferred charges	(1,707)	(611)	(4,245)	(1,121)
Intangible assets	-	(440)	(245)	(683)
CASH USED IN INVESTING ACTIVITIES	(8,554)	(5,903)	(51,932)	(9,392)

Effect of exchange rate changes on cash	(1,141)	3,029	(1,069)	3,372

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,161)	3,029	(1,069)	3,372

Cash and cash equivalents, beginning of period	30,977	16,728	54,450	18,640

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 19,816	$ 10,763	$ 19,816	$ 10,763

See accompanying notes

Notes to the Consolidated Financial Statements

As at June 30, 2003

All figures in thousands of US$, except share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the Company’s principal Canadian operations as detailed below. These consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2002.

Change in Accounting Principles

Change in Functional Currency of the Company’s Principal Canadian Operations

Effective, January 1, 2003, the Company’s principal Canadian operations have changed their functional currency to the U.S. dollar from the Canadian dollar. This change was made as result of the increasing proportion of operating, financing and investing transactions within the Canadian operations that are denominated in U.S. dollars. As a result of this change all of the monetary assets and liabilities of the Company’s non-European operations denominated in currencies other than the U.S. dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the approximate rate of exchange in effect on the date of the transaction. Foreign exchange gains and losses are included in the determination of net earnings. The Company’s European operations will continue to maintain the Euro as their functional currency.

Prior to January 1, 2003, the Company’s Canadian operations’ functional currency was the Canadian dollar. However effective January 1, 2000, the Company had adopted the U.S. dollar as its reporting currency for its consolidated results. Accordingly, the Canadian operations’ financial statements from January 1, 2000 to December 30, 2002 have been translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of the financial statements were included in the cumulative translation adjustment in shareholders’ equity. As a result of the change in the functional currency to U.S. dollars adopted in 2003, the components of the cumulative translation account pertaining to the Canadian operations will not change.

Stock Based Compensation

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. This new section is similar to existing U.S. GAAP requirements covered by the United States Financial Accounting Standards Board standard SFAS No. 123 and by the guidelines of Accounting Principles Board Opinion No. 25 in that it establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Currently under various plans the Company may grant, at the discretion of the board of directors, stock options on the Company’s Class "B" Subordinate Voting Shares to members of the board, senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Section 3870 encourages companies to apply the fair value based method of accounting to all employee stock-based compensation plans, but requires them to do so only for specific types of stock-based payments, of which the Company has none.

Therefore, the Company has elected not to record any related compensation expense in the Company’s results of operations. Had the Company elected to recognize compensation costs based on the fair value at the date of grant consistent with the provisions of the guidelines, the Company’s net income and earnings per share for the six months and quarter ending June 30, 2003 would have been reduced by $493 or $0.02 per share and $413 or $0.02 per share respectively. For the six months and quarter ending June 30, 2002 net income would have been reduced by $504 or $0.02 per share and $252 or $0.01 per share respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies. Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Section 3062, “Goodwill and Other Intangible Assets”. The new rules require that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment. Any impairment is then recorded as a separate charge against income and a reduction of the carrying value of goodwill. As of the last impairment test date in October 2002, an impairment adjustment in the carrying value of goodwill was not required.

Segmented Information

Effective January 1, 2003, the Company has changed the way in which it reports its operating segments. The Ready-to-Assemble and Home Furnishing segments as previously reported are now combined into one segment that is referred to as Home Furnishings. The operating units within these two segments have become increasingly integrated in the way they are operated and in the way they are reported internally. This change is in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which considers the similar nature of the customers, products, production processes and distribution channels employed by the business units that make up these two segments.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2003 financial statement presentation.

2. Business Acquisition

On February 14, 2003, the Company acquired all the outstanding common shares of Ampa Development SAS (Ampafrance) a developer, manufacturer, marketer and distributor of juvenile products including strollers, car seats and other juvenile products for a total consideration of $247.2 million, including all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand. In addition, a balance of sale of $27.8 million was incurred and subsequently paid in the month of June.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 7,207
Accounts receivable	56,081
Inventories	29,396
Capital assets	25,540
Other assets	979
Goodwill	198,130
317,333
Liabilities
Accounts payable and other current liabilities	64,203
Long-term debt and other long-term liabilities	5,932
70,135

Total purchase price	$ 247,198

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Ampafrance’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values.

3. Sale of Accounts Receivable

On September 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount.  Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables.  As of June 30, 2003, the Company had sold $27.8 million of accounts receivable under this agreement and excluded this amount from the accounts receivable balance at June 30, 2003.  The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale.  At June 30, 2003, the retained interest totalled $750 thousand.  Subsequent to the quarter-end, the Company elected not to renew this agreement.

4. Earnings per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Second Quarter Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Weighted daily average number of Class A Multiple and Class B Subordinate Voting Shares	31,688,074	29,587,206	31,581,570	28,887,607

Dilutive effect of stock options and share purchase warrants	734,703	755,967	735,438	593,454

Weighted average number of diluted shares	32,422,777	30,343,173	32,317,008	29,481,061

Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	-	100,000	-	100,000

5. Long-term debt

Effective February 10, 2003, the Company issued $55 million of Series "A" Senior Guaranteed Notes and $ 55 million of Series "B" Senior Guaranteed Notes, bearing interest at 5.09% and 5.63%, respectively, with principal repayments due on February 11, 2008 and February 10, 2010. These notes are in addition to those outlined in the Company’s year end financial statements dated December 30, 2002 which as of June 30, 2003 total $82 million.

Effective March 31, 2003 the Company obtained a $250 million unsecured credit facility. This facility replaced the Company’s previous facility disclosed in the Company’s year end financial statements dated December 30, 2002. As at June 30, 2003, an amount of $80.9 million relating to this facility was included in long-term debt.

6. Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	As at June 30, 2003		As at December 30, 2002		As at June 30, 2002
	Number	Amount	Number	Amount	Number	Amount
Class A Multiple Voting Shares

Balance, beginning of period	4,909,460	$ 2,156	4,940,360	$ 2,168	4,940,360	$ 2,168

Converted from Class A to Class B	(29,100)	(13)	(30,900)	(12)	(8,200)	(3)

Balance, end of period	4,880,360	2,144	4,909,460	2,156	4,932,160	2,165

Class B Subordinate Voting Shares

Balance, beginning of period	26,396,232	136,290	23,230,132	60,855	23,230,132	60,855

Converted from Class A to Class B	29,100	13	30,900	12	8,200	3

Issuance of capital stock (1)	200,000	3,974	2,929,200	72,435	2,929,200	72,435

Issued under stock option plan	237,500	3,541	216,000	3,037	179,000	2,550

Repurchase of capital stock	(5,000)	(26)	(10,000)	(49)	-	-

Balance, end of period	26,857,832	143,791	26,396,232	136,290	26,346,532	135,843

TOTAL CAPITAL STOCK		145,935		138,446		138,008

(1)

On January 20 Hasbro exercised 200,000 warrants for total proceeds of $3,974.  This was under an agreement as outlined in Note 15 of Dorel’s Financial Statements for the year ended December 30, 2002.

7. Segmented Information

Industry Segments

	Total		Juvenile		Home furnishings
	2003	2002	2003	2002	2003	2002
For the six-month period ended June 30, 2003
(In Thousands of US Dollars)

Sales	$ 541,625	$ 494,974	$ 333,860	$ 278,714	$ 207,765	$ 216,260
Cost of sales	390,869	379,591	230,862	210,529	160,007	169,062
Operating expenses	67,383	47,227	52,926	34,243	14,457	12,984
Research and development	3,883	2,671	3,084	1,889	799	782
Amortization	13,610	11,416	10,523	7,992	3,087	3,423
Earnings from operations	65,880	54,070	$ 34,465	$ 24,061	$ 29,415	$ 30,009
Interest	7,573	5,594
Corporate expenses	8,021	4,855
Income taxes	14,776	12,997
Net income	$ 35,510	$ 30,624

For the second quarter ended June 30, 2003
(In Thousands of US Dollars)

Sales	$ 264,740	$ 239,992	$ 167,959	$ 130,834	$ 96,781	$ 109,158
Cost of sales	188,403	184,370	114,283	100,048	74,120	84,322
Operating expenses	36,042	22,282	28,930	15,566	7,112	6,716
Research and development	2,090	1,585	1,781	1,169	308	416
Amortization	6,876	5,724	5,462	3,918	1,414	1,806
Earnings from operations	31,329	26,031	$ 17,502	$ 10,133	$ 13,827	$ 15,898
Interest	4,466	2,380
Corporate expenses	4,093	2,763
Income taxes	6,509	5,992
Net income	$ 16,261	$ 14,896

The continuity of goodwill by business is as follows:

	Total		Juvenile		Home furnishings

Balance, beginning of year	$ 155,669	$ 151,624	$ 151,247	$ 147,202	$ 4,422	$ 4,422
Additions	198,130	-	198,130	-	-	-
Foreign exchange	13,260	1,849	13,260	1,849	-	-

Balance, end of period	$ 367,059	$ 153,473	$ 362,637	$ 149,051	$ 4,422	$ 4,422

Geographic Segments Sales Origin

	For the six-month period ended June 30				For the second quarter ended June 30
	2003		2002		2003		2002
	$	%	$	%	$	%	$	%

Canada	$ 73,212	13.5%	$ 73,638	14.9%	$ 34,171	12.9%	$ 37,639	15.7%
United States	316,486	58.4%	363,550	73.4%	143,363	54.2%	171,134	71.3%
Other foreign countries	151,927	28.1%	57,786	11.7%	87,206	32.9%	31,219	13.0%

Total	$ 541,625	100.0%	$ 494,974	100.0%	$ 264,740	100.0%	$239,992	100.0%

Dorel Industries Inc.

Management’s Discussion and Analysis

For the six months ended June 30, 2003

(All figures in US dollars)

Management’s Discussion and Analysis of Financial Position and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2003 and the audited consolidated financial statements and MD & A for the year ended December 30, 2002.

Note that there have been no significant changes with regards to “Corporate Objectives, Core Businesses and Strategies”, “Risks” and “Critical Accounting Policies and Estimates” to those outlined in the annual MD & A contained in the Company’s 2002 Annual Report. As such, they are not repeated herein.

SIGNIFICANT EVENT IN THE FIRST QUARTER OF 2003

During the first quarter of 2003, in the most significant acquisition in its history, Dorel acquired juvenile products manufacturer Ampafrance Development SAS (Ampa) of Cholet, France. Founded in 1875, Ampa was a privately-held organization known in Europe through its major brands: Bébé Confort, Babidéal, MonBébé and Baby Relax. Ampa is a leading force in the French market with long established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.

The total cost of the acquisition was US$247 million, excluding cash on hand and including all related acquisition costs. Sales for Ampa’s fiscal year ended September 30, 2002 were approximately $US187 million and the Company was very profitable. It is expected that Ampa will add approximately US$0.15 to US$0.20 per share to Dorel’s earnings in 2003. Ampa has manufacturing facilities in France, Italy and Portugal and employs over 1,000 people.

Prior to the acquisition, Dorel had a significant market position in the Netherlands, Germany, the UK and Belgium, whereas Ampa is strong mainly in France, Spain, Italy and Portugal. The strategic benefits of this purchase are therefore highly significant. Major European market share is immediately gained and new distribution channels for Dorel’s existing European products are created.

RESULTS OF OPERATIONS

Overview

Dorel reported improvements in sales and earnings for the quarter and the six month period ended June 30, 2003. Earnings for the period rose 9.2% to US$16.3 million from last year’s record second quarter earnings of US$14.9 million. Sales increased 10.3% to US$264.7 million, up from US$240.0 million a year ago. For the six-months of 2003, earnings gained 16% to reach US$35.5 million from US$30.6 million, while sales increased 9.4% to US$541.6 million from US$495 million in the first half of 2002.

Dorel’s solid performance in Europe continued to compensate for the continuing soft U.S. retail environment that affected sales. While North America continues to account for the vast majority of Dorel’s sales, a stronger presence in Europe provides sizeable growth potential. Sales in Europe accounted for over 25% of overall sales in the quarter.

Segments

The segmented results of the Company are presented in Note 7 to the interim financial statements. In percentage terms, results for the second quarter and first six months were as follows:

Segmented Results as a Percentage of Sales

	Second Quarter Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Juvenile
Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	68.0%	76.5%	69.1%	75.5%
Gross Profit	32.0%	23.5%	30.9%	24.5%
Operating Expenses	17.2%	11.9%	15.9%	12.3%
Research and Development	1.1%	0.9%	0.9%	0.7%
Amortization	3.3%	3.0%	3.2%	2.9%
Earnings from Operations	10.4%	7.7%	10.9%	8.6%

Home Furnishings
Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	76.6%	77.2%	77.0%	78.2%
Gross Profit	23.4%	22.8%	23.0%	21.8%
Operating Expenses	7.3%	6.2%	7.0%	6.0%
Research and Development	0.3%	0.3%	0.3%	0.3%
Amortization	1.5%	1.7%	1.5%	1.6%
Earnings from Operations	14.3%	14.6%	14.2%	13.9%

Juvenile

Juvenile sales were up 28.4% to US$168.0 million during the second quarter compared to US$130.8 million during the corresponding period a year ago. Earnings from operations for the second quarter rose 72.7% to US$17.5 million from US$10.1 million last year. For the first half of 2003, sales were up 19.8% to US$333.9 million. Earnings from operations rose 51.6% to US$36.5 million from $24.1 million last year. Note that Ampa’s results are included in Dorel’s figures since the date of acquisition in February 2003.

Sales in North America were lower than the prior year as retailers continued to lower their inventory levels despite relatively flat point-of-sales figures. Sales in Europe are also being negatively impacted by the poor European economy, but DJG Europe’s sales are higher than last year for both the quarter and year-to-date. This in combination with the Ampa acquisition and the stronger Euro allowed the Company to generate significantly higher sales in Europe over the prior year.

Compared to the prior year, gross margins improved by 8.5 basis points in the quarter and 6.4 points year-to-date. All of the segments operating units contributed to this increase. While Ampa’s higher margins accounted for approximately 1.5 basis points of the improvement, the remainder of the increase was generated by the other existing businesses. In North America, DJG USA improved as a result of lower material costs, improvements in distribution costs and less customer deductions. In addition, the stronger Canadian dollar helped boost the margins of the Canadian juvenile operations to their highest levels in years. At DJG Europe, the improved supply chain and raw material cost reductions improved margins by five basis points in the quarter.

Operating costs in dollar terms and as a percentage of sales were higher both for the quarter and for the six months ended June 30th. In dollar terms, the majority of the increase comes from the inclusion of Ampa in 2003. Excluding the additional costs of Ampa, operating costs are lower than the prior year with the exception of product liability costs in North America. These costs, while tracking on plan, were running higher than the prior year at the same time. At DJG Europe, operating costs were essentially flat. However, the difference in the exchange rate in 2003 versus 2002 added $2 million to the year-to-date figures and $1 million in the quarter. For the segment as a whole, if all of the above factors are considered, operating costs as a percentage of sales was 12.7% for the quarter and 12.5% year-to-date, slightly higher than the previous year. These increases are in line given the lower sales levels in 2003.

The increase in amortization in 2003 is due to the inclusion of Ampa in 2003, but also due to higher amortization of product development costs at DJG Europe as a higher number of new products are being successfully developed and introduced in the current year.  Higher research and development costs are due exclusively to the inclusion of  the Ampa figures in 2003.

Despite the decline in sales in North America and the higher operating costs described above, earnings in North America remained close to last year. This was possible due to the improvement in margins at DJG USA and the fact that DJG’s Canadian operation was a stronger contributor to profits. Earnings in Europe were up significantly due principally to the Ampa acquisition, but DJG Europe’s higher sales, greater margins and the benefit of the stronger Euro also added to the segment’s profitability.

Home Furnishings

During the second quarter, traditionally the slowest period of the year in the sector, sales fell 11.3% to US$96.8 million from US$109.2 million a year ago. Earnings from operations were down 13% to US$13.8 million from last year’s US$15.9 million. For the six months, sales were down 3.9% at US$207.8 million from US$216.3 million, while earnings from operations decreased 2.0% to US$29.4 million from last year’s US$30.0 million.

The ready-to-assemble (RTA) furniture industry is still facing a challenging retail environment. Retailers continued the trend set in the first quarter and further lowered inventory levels in the second quarter. As a result sales of RTA product are down versus last year. Cosco Home and Office repeated last year’s solid sales figures while Dorel Asia posted sales gains.

Margins at all three Home Furnishings business units improved despite the current retail pressures margins. The RTA margins at the segment’s manufacturing operations improved as a result of improved efficiencies and purchasing. These improvements successfully counteracted the pricing pressure being felt from the Company’s customers.  Successful product sourcing allowed margins at Cosco Home and Office and Dorel Asia to also improve in the quarter.

There were no significant variations in operating costs, amortization or research and development over the prior year.

Other Expenses

For the quarter and year-to-date, interest in 2003 was higher compared to 2002. This was due to the higher debt levels as a result of the Ampa acquisition. Corporate expenses were higher than the prior year and reflect increases in various administrative costs. For the quarter, the income tax rate remained virtually unchanged at 28.6% in 2003 versus 28.7% in 2002. Year-to-date tax rates decreased slightly from 29.8% to 29.4%. The variations in the effective tax rate are attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates Going forward the Company expects the tax rate for the 2003 fiscal year to be to decrease slightly and average 26% to 28% for the year, though this percentage may vary from quarter to quarter based on the timing of the Company’s profitability.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the second quarter of 2003, cash flow from operating activities before changes in non-cash working capital was $22.1 million, as compared to $21.3 million in 2002. After funding non-cash working capital, operating activities provided $24.8 million in 2003 compared to $36.4 million in 2002. The most significant changes over the prior year were an improvement of $14.0 million from inventory reductions , but this was offset by an $18.7 million difference in the timing of accounts payable disbursements.

During the first half of 2003, cash flow from operating activities before changes in non-cash working capital was $48.4 million, as compared to $44.4 million in 2002. After funding non-cash working capital, operating activities provided $34.1 million in 2003 versus $41.4 in 2002. The most significant variations from the prior year were a $32.6 million dollar increase from the collection of accounts receivable which was offset by a $13.0 million difference in the timing of accounts payable disbursements and a $22.6 million difference in income taxes. Note that the Ampa Group’s inclusion in 2003 did not significantly impact these figures.

The major item in financing activities for the quarter was the $27.8 million payment of the balance of sale incurred in connection with the acquisition of Ampa in February 2003. The majority of this payment was funded by the cash flow generated from operations. As a result, the Company was able to maintain its debt at the same levels as at the end of March 2003. Other than the payment of the balance of sale, year-to-date financing activities provided $12.0 million. Of this amount, $7.5 million came from the issuance of new capital stock as detailed in Note 6. Included in this figure were proceeds of $3.9 million on January 20, 2003 for 200,000 warrants exercised by Hasbro, Inc. This was under an agreement outlined in Note 15 of the Company’s Financial Statements for the year ended December 30, 2002

During the first quarter the Ampa Group was acquired. The total purchase price, net of cash acquired, was $240.0 million. It was financed by $173.0 million of new long-term debt and $37.6 million of cash on hand, with the balance made up of a balance of sale and other liabilities. The balance of sale was paid in the second quarter while the majority of the other liabilities are due during the remainder of the current year.

Excluding the Ampa acquisition, the Company’s net disbursements on various investing activities in 2003 were $8.6 million for the quarter and $14.3 million year to date. This compares to $5.9 million in the 2002 quarter and $9.4 million for the six months.

Balance Sheet

The Ampa acquisition had a significant impact on the Company’s balance sheet. The details of the assets acquired can be found in Note 2 to these financial statements. Going forward, the Company’s average accounts receivable and accounts payable turnover ratios are expected to be higher as Ampa collects their receivables more slowly than the Company’s average. Conversely, Ampa effectively manages cash by paying suppliers using longer terms than Dorel’s existing businesses. In fact, as at June 30, 2003, days in receivables and days in payable each increased by 12 days as a result of the inclusion of Ampa in the consolidated results. Excluding Ampa, the Company’s working capital ratios did not change significantly from levels seen in recent quarters.

Debt levels at June 30, 2003, net of cash on hand, were $259.6 million compared to $39.3 million at year end, an increase of $220.3 million. All of this debt was incurred in connection with the $240 million acquisition of Ampa in February 2003. Despite the increase in debt levels, the Company’s debt to equity ratio and debt to assets ratio remained low at 0.68 and 0.31 to 1 respectively.

During the first quarter, the Company issued $55 million of Series "A" Senior Guaranteed Notes and $ 55 million of Series "B" Senior Guaranteed Notes, bearing interest at 5.09% and 5.63%, respectively, with principal repayments due on February 11, 2008 and February 10, 2010. The proceeds of these notes were used to acquire Ampa. The Company also obtained a $250 million credit facility. This facility replaced the Company’s previous facility disclosed in the Company’s year end financial statements dated December 30, 2002. The Company is compliant with all covenants connected with its borrowings.

SUBSEQUENT EVENTS

As disclosed in note 3 to these financial statements, subsequent to the end of the quarter the Company made a decision not to renew its securitization agreement with a third party originally entered into on September 22, 2001. As of June 30, 2003, the Company had sold $27.8 million of accounts receivable under this agreement and excluded this amount from its accounts receivable balance. As a result, at the end of the third quarter it is expected that accounts receivable and long-term debt will increase by this amount.

In August the Company decided to renew its normal course issuer bid originally approved by the Toronto Stock Exchange on August 7, 2002. As a result, the Company will be entitled to repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over the twelve-month period starting August 11, 2003 and ending August 10, 2004. The normal course issuer bid has been renewed in that the Company considers that the repurchase of shares at certain market prices will be beneficial to Dorel. To the knowledge of the Company, no director, officer or insider of Dorel intends to sell his shares.

OUTLOOK

In a press release dated August 7, 2003, the Company stated that notwithstanding the improvements in operations that have been experienced in 2003, the needed turn in retail, particularly in the United States, has yet to materialize. In line with the realities of this environment, Dorel announced it is adjusting its annual guidance to between $2.30 and $2.40 per share from the previous $2.45 to $2.56 per share.

On a percentage basis, earnings from operations levels remain as previously disclosed. However sales levels for fiscal 2003 are now expected to be lower than anticipated. In the Juvenile segment, the previously expected sales figure of between US$710 and US$750 million is now anticipated to be between US$675 and US$715 million. Despite the lower sales, earnings from operations are expected to remain at from 10% to 11% of sales. In Home Furnishings, the revised sales forecast is between US$460 and US$490 million as opposed to the previously issued guidance of US$500 to US$550 million. As in Juvenile, guidance for earnings from operations as a percentage of sales is unchanged at between 13% and 14%.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of the Management’s Discussion and Analysis contained in the Company’s annual report for 2002 and in the Corporation’s Annual Information Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTIRES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Vice-President, Finance and Secretary

August 8, 2003